Filed Pursuant to Rule 433
Registration No. 333-134553

FX Basket-Linked Note
Final Terms and Conditions
“BRIC Leveraged Appreciation Basket”	April 4, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR) and Chinese Renminbi (CNY) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currency having a negative weighting in the basket).  If the Basket Value, which is linked to the performance of the long currencies vs. the USD, is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of 235% (the Leverage) and the appreciation in the Basket Value (that is, the amount by which the Basket Value exceeds zero).  If the Basket Value on the Valuation Date is less than or equal to zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 2,500,000

Issue Price	100%

Principal Protection	100%

Trade Date	April 4, 2007

Issue Date	April 16, 2007

Valuation Date

April 7, 2008; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	April 16, 2008

Reference Currencies	Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR) and Chinese Renminbi (CNY)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Leverage	235%

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

	Leverage * Basket Value

	provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Value	The sum of the following quotients in respect of the USD and each Reference Currency:

	Initial Currency Amount
	Settlement Rate

Initial Currency Amount	The Initial Currency Amount for the USD and each Reference Currency is as set forth below:

	Currency	Initial Currency Rate	Weighting	Initial Currency Amount
	BRL	2.0304	25%	0.5076
	RUB	25.9650	25%	6.4913
	INR	42.85	25%	10.7125
	CNY	7.7345	25%	1.9336
	USD	1	-100%	-1.0000

	Where Initial Currency Amount = Weighting * Initial Currency Rate

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the Settlement Rate Option. The Initial Currency Rate for the USD is 1.

Settlement Rate

For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event). The Settlement Rate for the USD shall be 1.

Settlement Rate Option and Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo
	RUB	EMTA	Moscow
	INR	RBIB	Mumbai
	CNY	SAEC	Beijing

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Value using:

• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: US52517PX224

CUSIP: 52517PX22

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under "United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities" in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending March 28, 2004 through the week ending April 1, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Value

The following chart shows the hypothetical Basket Value based on the hypothetical composite performance of the Reference Currencies using weekly data for the Reference Currencies obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Value was indexed to a level of 0.0 on the Trade Date based upon the Initial Currency Rates determined on the Trade Date.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Value described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on values for the Leverage (235%) and the Initial Currency Rates for the Reference Currencies (which were determined on the Trade Date) and hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and consequently of the Basket Value.  The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, RUB, INR and CNY each appreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.0785, which is greater than zero, and therefore an Additional Amount of 18.436% (equal to the Basket Value times the Leverage of 235%), and a Redemption Amount of 118.436%, times the principal amount of the notes.

Reference	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.0304	25%	0.5076	1.9289	0.2632
RUB	25.9650	25%	6.4913	23.8878	0.2717
INR	42.8500	25%	10.7125	38.9935	0.2747
CNY	7.7345	25%	1.9336	7.19	0.2688
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	0.0785
Leverage =	235%
Additional Amount =	18.436%
Redemption Amount =	118.436%

Example 2: BRL, RUB, INR and CNY  each depreciate relative to their Initial Currency Rates, resulting in a Basket Value of -0.0901 and, because the Basket Value is less than 0, an Additional Amount of zero and a Redemption Amount of 100% (the return of principal invested, with no additional return).

Reference	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.0304	25%	0.5076	2.1319	0.2381
RUB	25.9650	25%	6.4913	28.5615	0.2273
INR	42.8500	25%	10.7125	48.8490	0.2193
CNY	7.7345	25%	1.9336	8.59	0.2252
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	-0.0901
Additional Amount =	0.00%
Redemption Amount =	100.00%

Example 3:  BRL  and RUB, appreciate relative to their Initial Reference Currency Rates while INR, and CNY depreciate relative to their Initial Currency Rates, resulting in a Basket Value of 0.0237, which is greater than zero, and therefore an Additional Amount of 5.56% (equal to the Basket Value times the Leverage of 235%), and a Redemption Amount of 15.56%, times the principal amount of the notes.

Reference	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.0304	25%	0.5076	1.7461	0.2907
RUB	25.9650	25%	6.4913	22.8492	0.2841
INR	42.8500	25%	10.7125	49.2775	0.2174
CNY	7.7345	25%	1.9336	8.35	0.2315
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	0.0237
Leverage =	235%
Additional Amount =	5.56%
Redemption Amount =	105.56%

Example 4: INR and CNY appreciate relative to their Initial Currency Rates while BRL and RUB, depreciate relative to their Initial Currency Rates, resulting in a Basket Value of -0.0115, and, because the Basket Value is less than 0, an Additional Amount of zero and a Redemption Amount of 100% (the return of principal invested, with no additional return).

Reference	Initial Currency Rate		Initial Currency	Settlement Rate	Initial Currency Amount
Currency	(on Trade Date)	Weighting	Amount	(on Valuation Date)	Divided by Settlement Rate
BRL	2.0304	25%	0.5076	2.3350	0.2174
RUB	25.9650	25%	6.4913	29.6001	0.2193
INR	42.8500	25%	10.7125	41.5645	0.2577
CNY	7.7345	25%	1.9336	6.57	0.2941
USD	1.0000	-100%	-1.0000	1.0000	-1.0000

Basket Value =	-0.0115
Additional Amount =	0.00%
Redemption Amount =	100.00%